FULLER, TUBB, POMEROY & STOKES
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                             OKLAHOMA CITY, OK 73102

G. M. FULLER (1920-1999)                                  TELEPHONE 405-235-2575
JERRY TUBB                                                FACSIMILE 405-232-8384
DAVID POMEROY
TERRY STOKES
   ----

OF COUNSEL:
MICHAEL A. BICKFORD
THOMAS J. KENAN
ROLAND TAGUE
DAN M. PETERS
                                 April 25, 2006




Karen J. Garnett, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC   20549-4561

ATTENTION WILSON LEE

                           Re:      Consolidated Oil & Gas, Inc.
                                    Form 10-SB
                                    File No. 0-51667
                                    Filed March 10, 2006

Gentlemen:

As counsel to Consolidated Oil & Gas, Inc., I enclose Amendment No. 1 to its Form 10-SB Registration Statement in accordance with the instructions in your letter dated April 6, 2006. The following responses are made to your comments. The responses are keyed to your comments.

We are providing by FedEx, as courtesy copies, three redlined hard copies as well as three hard copies of the filed version of the amendment.

General
-------

1. We have never filed any estimates of total, proved net oil or gas reserves with any federal authority or any other agency. Production information is not required to be presented by us because in accordance with paragraph 8a of FASB 69 our revenues from oil and gas production do not exceed ten percent of our gross revenues.





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Securities and Exchange Commission
April 25, 2006
Page 2



Description of Business, page 1
-------------------------------

2. The first paragraph under "Business of Issuer" on page 1 now describes the structure of the joint ventures with individual investors and states that they play no role in the management of the business.

3. The new second paragraph under "Business of Issuer" on page 1 explains shut-in wells and why they can be important to our operations.

4. The new third paragraph under "Business of Issuer" on page 1 discloses the types of technology in use today that were not in use when some of our wells were first drilled.

5. The new fourth paragraph under "Business of Issuer" on pages 1 and 2 discloses the respective differences in claims to production results that are the dominion of a mineral owner (lessor) and a lessee.

6. The new fifth paragraph under "Business of Issuer" on page 2 discloses the steps of "completing" a well.

7. The penultimate paragraph under "Business of Issuer" on page 2 now defines "workover possibilities" and "working interest."

Distribution Methods
--------------------

8. The disclosures under this heading have not been revised to describe the terms of the issuer's distribution agreements.

Existing or Probable Governmental Regulations
---------------------------------------------

9. The new last paragraph under this heading discloses the approximate cost of complying with the Texas Railroad Commission and any other regulations.

Management Discussion and Analysis
----------------------------------

Sales
-----

10. The disclosures under this heading now describe the sources of revenue and the amounts of revenue from each source. It is now stated that almost all gas and oil revenues come from one well. A disclosure was added to describe the source of "other income."




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Securities and Exchange Commission
April 25, 2006
Page 3



11. The second-from-last paragraph under this heading describes how a full year of drilling activity resulted in an increase in revenues for 2005 compared with 2004.

Cost of Sales and Gross Margin
------------------------------

12. The disclosures under this heading have been greatly expanded to provide the details you suggested, as has the disclosure under "General, Selling and Administrative Expenses."

Net Income
----------

13.      The  last  paragraph   under  this  heading  now  discloses  that  cash
         contributions from shareholders are treated as additional paid-in capital and is not required to be paid back.

Liquidity and Sources of Liquidity
----------------------------------

14. Information has been added with regard to the notes payable and long-term debt.

Properties
----------

15. The five new paragraphs at the end of the material under this heading define the terms you want defined.

16. The information you requested is now disclosed under the sub-heading of "Additional information on these leases is as follows."

Present Activities
------------------

17. The discussion on each activity described in this section has been expanded. However, we have not identified the parties involved, as we believe this is immaterial (and none of them are affiliates of the issuer) and that the salient provisions of the leases are disclosed in the tables just prior to this heading. Obtaining oil and gas leases is done in the ordinary course of business of an oil and natural gas company such as the issuer. The issuer believes it is not required to file these agreements as exhibits.

18. The discussion relating to the two San Jacinto, Texas leases has been expanded to explain the casing problem and to disclose additional costs anticipated as a result.

Directors and Executive Officers, Promoters and Control Persons
---------------------------------------------------------------

19. The business history of Douglas Newman now defines "small SEC and oil related companies"


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Securities and Exchange Commission
April 25, 2006
Page 4



20. The discussion concerning Leslie LeGrand now specifies how much time he devotes to the affairs of the issuer.

21.      The term  "roughneck"  is now defined in the material  concerning  Carl
         Glenn.

22. Mr. Dennis Philpot's employment history for the last five years is now disclosed.

Market Price and Dividends on Our Common Stock
----------------------------------------------

23. The penultimate paragraph under this heading now clarifies the basis for the issuer's belief as to the historical price ranges quoted and the period of time referenced.

Financial Statements and Notes
------------------------------

Note 1.  Company Organization and Summary of Policies
-----------------------------------------------------

Oil and Gas Properties
----------------------

24.      The following summarizes oil and gas properties at December 31, 2005:

              Pipeline                                    $105,752
              Proved Properties                            116,243
              Undeveloped Lease                              3,716
                                                          --------
                                                           225,711
                    Less: Acc/Depletion                    (13,768)
                                                          --------
                             Net                          $211,943
                                                          ========

         The undeveloped lease is immaterial. Paragraph 16 of SFAS 144 states "Estimates of future cash flows used to test the recoverability of a long-lived asset shall include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use ...". The term "net revenues" is used to describe the estimated future revenues resulting from the sale of oil and gas less the direct lease operating expenses. This approach is in conformity with SFAS 144.

Revenue Recognition of Sale of Leases
-------------------------------------

25. During the two years ended December 31, 2004 and 2005 revenues derived from drilling activities were 94% and 98%, respectively, of total revenues. Approximately 80% of the Company's investment in fixed asset is related to drilling equipment. Basically, the Company is an oil and gas drilling operation, which acquires leases to facilitate its securing of drilling contracts. The Company purchases low cost leases


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Securities and Exchange Commission
April 25, 2006
Page 5


         on properties that have previously been plugged and abandoned,  shut-in
         or  marginally   producing  wells.  The  following  is  a  step-by-step
         description of the Company's activity:

            o The Company will identify a lease prospect and will secure lease rights by either purchasing the rights or by a promise to drill within a certain time period.
            o The Company's management, once the lease is secured, will contact its previous well participants and other prospective participants about the investing lease.
            o The Company will usually sell 90% to 100% of the well to investors and, if possible, will take a back-end after pay-out on the well.
            o The Company collects funds as the individual participants invest in a well and their funds are reflected as deferred revenue until such time as drilling is started.
            o Usually the Company will not start drilling until it has collected sufficient funds from the investors to complete the drilling process.
            o Once the drilling of the well has started the Company does not allow for refunds to the investors.
            o The entire process to secure a lease to completion of the well will take from four to eight weeks.

         Since the primary activity of the Company is well drilling and a contract to drill a well is a construction-type contract, this accounting is consistent with SOP 81-1. Also, percentage of completion is the generally accepted accounting method of contract drillers.

         The Company has a $102,475 investment in wells at December 31, 2005. The Company has traditionally lost money on its drilling activity and would have done so in 2005, had it not been for profits on one lease drilled in 2005, which had unexpectedly low drilling costs and which was a dry hole. Any losses on a contract should be recognized in the year in which the Company becomes aware that a loss will be incurred on a drilling contract.

Impairment of Long-Lived Assets
-------------------------------

26.      This note, beginning on page F-10, has been changed to read as follows:

         Impairment of Long-Lived Assets
         -------------------------------

         In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long lived assets such as oil and gas properties and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is


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Securities and Exchange Commission
April 25, 2006
Page 6


         measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or the fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Note 5.  Common Stock
---------------------

27. None of the shares of common stock were issued to employees. All issuances of common stock were to consultants, lenders or other third parties. The measurement data coincided with the issue date of the stock and were valued at:

            o Shares issued for services were valued at the most current sales price of the Company's common stock, as this was the most readily available measure of the fair value of the services performed.
            o Shares issued for debt and accrued interest were valued at amounts equal to the debt and accrued interest.

         Due to the limited financial impact of the common stock issuances for services ($12,851 - 2004 and $38,100 - 2005) the usual disclosures were not included. Page F-15 Note 5 has been changed to include the following sentence:

                  "The Company's common stock issued for services was valued at the most recent sales price of the common stock, as this was the more reliable measure of the fair value of the services."

Recent Sales of Unregistered Securities
---------------------------------------

28. The disclosures under this heading have been amended to provide the information needed to clarify the nature of the consideration given for the purchase of stock in the issuer.



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Securities and Exchange Commission
April 25, 2006
Page 7




Please contact the undersigned regarding any questions concerning the above. If there are questions or matters that could be resolved more effectively by telephone, please call me at 405-235-2575. My fax number is 405-232-8384.

                                                     Sincerely,

                                                     /s/ Thomas J. Kenan

                                                     Thomas J. Kenan
                                                     e-mail:  kenan@ftpslaw.com
Enclosure

cc:      James Carl Yeatman (w/enclosure)
         Douglas A. Newman, C.P.A. (w/enclosure)
         Killman, Murrell & Company P.C. (w/enclosure)